SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLIC TRADED COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT. B), hereby informs its shareholders and the market in general that further to the Material Fact published on May 8, 2023 regarding the claim filed for the Declaration of Unconstitutionality ("Ação Direta de Inconstitucionalidade" or "ADI") requested by summary judgment of the injunction declaration of the partial declaration of unconstitutionality of article 3, item III, paragraphs "a" and "b" of Law no. 14. 182, of July 12, 2021 (Law 14.182/2021), which was ruled out by the Supreme Court, on this date, a decision by Justice Nunes Marques, Reporting Justice of the ADI, in which he did not assess the injunction filled by the State Attorney's Office, presenting the following conclusion:

"2. In light of the relevance of this subject and its repercussion on the social order and on legal security, the summary procedure provided in article 12 of Law No. 9,868/1999 shall be adopted and request the directives of the relevant authorities, to obtain a final judgment in the claim, without prejudice to, at any time, judge the injunctive relief, considering the risks and urgency pointed out in the initial complaint.

3. For this, the rite of art. 12 of Law No. 9,868/1999, without prejudice to the eventual reexamination by this Reporting Justice. Information shall be gathered, within 10 days, as well as the State Attorney's and the State Prosecutor's opinion, successively, within 5 days."

Accordingly, in line with what has already been ruled out in other ADIs previously filed against Law 14,182/2021, the final ruling shall be made directly by the Supreme Court Judges (STF), after the necessary hearings, without prejudice to the caveat indicated by the Reporting Justice.

The Company will keep the market informed on the matter.

Rio de Janeiro, May 17, 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past events but reflect beliefs and expectations of our administration and may constitute estimates and projections of future events in accordance with Section 27A of the Securities Act of 1933, as amended, And Section 21E of the Securities and Exchange Act 1934, as amended. The words “believe”, “you will be able”, “you can”, “you will”, “you will”, “anticipates”, “intends”, “expects” and similar aims to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: General economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and Real value, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital investment and financing plans, existing and future government regulations, And other risks described in our annual report and other documents registered to CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.